Exhibit 99.3

Icosavax buyout caps AstraZeneca’s long search for a vaccine platform

ENDPOINTS

By Amber Tong

12/12/23

AstraZeneca is gaining a late-stage RSV vaccine candidate as part of its proposed acquisition of Icosavax after the British drugmaker spent two years searching for a platform that would help define the division that encompasses its vaccine and antibodies businesses.

The company has been “diligently looking at all different platforms” in a “relatively broad” effort since launching the business unit in late 2021, said Iskra Reic, the executive vice president who leads AstraZeneca’s vaccines and immune therapies unit, in an interview with Endpoints News.

Icosavax’s virus-like particle technology ultimately stood out as the platform that AstraZeneca believes will add the most value, she added, triggering a deal that starts with $838 million upfront and can reach $1.1 billion in total value at maximum.

The lead candidate, a bivalent vaccine designed to protect the elderly from both respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), also promises a “differentiated profile” even in the face of marketed RSV shots from Pfizer and GSK.

“The really important piece about virus-like particles is that they actually mimic the naturally occurring viruses and just like the real virus, they will actually activate multiple receptors on the patient B cells,” Reic said.

She added that Icosavax’s Phase II data show “impressive” immune responses with antibody levels surpassing what’s usually seen in elderly patients. Across different strains of RSV and hMPV, its vaccine boosted neutralizing antibodies by two- to six-fold compared to placebo.

Not only will the candidate, IVX-A12, add to AstraZeneca’s RSV portfolio — which currently contains two preventative antibodies — it will also address hMPV, which is “one of the leading causes of severe respiratory infections and hospitalizations, especially in elderly” people, with similar prevalence and hospitalization rates as the flu, according to Reic.

Given the first-in-class nature of the dual vaccine, an efficacy comparison to placebo could suffice instead of a head-to-head with marketed RSV vaccines, Reic suggested, although she emphasized the final plan will be formed following consultation with regulators. She declined to predict when a Phase III trial may start or finish.

Beyond the lead program, Reic is looking to Icosavax to become a pillar of AstraZeneca’s “complementary strategy” of developing both vaccines and antibodies to tackle respiratory viruses. While her group remains the smallest among AstraZeneca’s units by sales and has seen revenues decline with waning demand for its Covid-19 products, CEO Pascal Soriot was adamant in a recent quarterly call that “it is not a distraction” from its cancer and rare disease businesses.

“We are not necessarily looking at more deals,” Reic said. “We are really looking at how to consolidate and focus in those areas where we now have the platforms that we believe can be successful and can really add value against infectious diseases.”